UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

OraSure Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-16537	36-4370966
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

220 E. First Street, Bethlehem, PA		18015
(Address of principal executive offices)		(Zip Code)

Jack E. Jerrett, 610-882-1820

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This is the Conflict Minerals Disclosure of OraSure Technologies, Inc. (“OraSure”) for calendar year 2013 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act.”) Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Conflict Minerals Disclosure, unless otherwise defined herein.

OraSure has determined after its reasonable country of origin inquiry, reasonably designed and conducted in good faith, that its conflict mineral, gold chloride trihydrate acs (“Gold”), did not originate in the Democratic Republic of the Congo or an adjoining country.

As part of the reasonable country of origin inquiry, OraSure contacted its sole supplier of Gold and requested information regarding the country of origin for the Gold supplied to OraSure. In response to this inquiry, OraSure obtained an executed Certificate of Origin from its sole supplier of Gold which certified that the Gold originated in the United States. Additionally, OraSure independently obtained and reviewed the sole supplier’s Position Statement on Conflict Minerals and the Terms and Conditions that its sole supplier provides to its suppliers. Based on the foregoing, OraSure has reason to believe the representations made by its sole supplier are true.

Therefore, OraSure has determined that its conflict mineral, Gold, did not originate in the Democratic Republic of the Congo or an adjoining country.

A copy of OraSure’s Conflict Minerals Disclosure is publicly available at www.orasure.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ORASURE TECHNOLOGIES, INC.

May 28, 2014

/s/ Jack E. Jerrett

By:	Jack E. Jerrett
Senior Vice President, General Counsel